UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                     May 24,
2019

  Tobias L. Knapp, Esq.
  O'Melveny & Myers LLP
  Times Square Tower
  Seven Times Square
  New York, NY 10036

          Re:     Progenics Pharmaceuticals, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on May 17, 2019 by Progenics Pharmaceuticals, Inc. File No. 000-23143

  Dear Mr. Knapp:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  How We Are Selected and Evaluated, page 6

  1. In the paragraph on page 7 titled, "Nomination of Directors by Shareholders," please consider, in light of the Board's emphasis of the importance of the record holder requirement, whether the disclosure should do more to emphasize such requirement. Please also consider whether a reference to Section 3.05 of the Company's by-laws should be included in this paragraph, as it is on page 36. Finally, the last sentence on page 7 appears to be incomplete.
     Please revise to clarify.
 Tobias L. Knapp, Esq.
May 24, 2019
Page 2

General Information, page 34

2. In the subsection on page 36 titled, "Shareholder Proposals for Inclusion in Proxy Materials,"
   it would appear that the reference to 2019 should in fact be to 2020. Please revise, or tell us why 2019 is correct.


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.


                                                            Sincerely,

                                                            /s/ David M.
Plattner

                                                            David M. Plattner
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions